Park Ha Biological Technology Co., Ltd.

50 Xiuxi Road, Building 3, 14th floor

Binhu District, Wuxi City

Jiangsu Province, People’s Republic of China 214135

August 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Tracey Houser

Terence O’Brien

Benjamin Richie

Katherine Bagley

Re:	Park Ha Biological Technology Co., Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted June 17, 2024

CIK No. 0001986247

Dear Ms. Houser, Mr. O’Brien, Mr. Richie, and Ms. Bagley:

This letter is in response to the letter dated July 2, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Park Ha Biological Technology Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement”) is being filed publicly to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Transfers of cash to and from our subsidiaries, page 4

1.	We note your revised disclosure in response to comment 3, including your revised disclosure on page 5 that “[t]o the extent cash or assets of our business is in Hong Kong, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money into and out of Hong Kong, to distribute earnings and pay dividends to and from and among our subsidiaries. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business and may affect our ability to receive funds from our subsidiary in Hong Kong.” Please revise the disclosure throughout your filing, including on your cover page where you discuss restrictions on your ability to transfer cash, and your summary risk factors, to include this disclosure.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on the cover page of the Registration Statement and added a risk factor “Risk Factors – Risks Related to Doing Business in the PRC - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 23 of the Registration Statement.

Risk Factors Summary

Risks Related to Doing Business in the PRC, page 10

2.	We note your revised disclosure in response to comment 5. For clarity, please revise your summary risk factors to include the heading of each of the risk factors to which you cross reference. In addition, where you disclose that “[t]he PRC government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more oversight and control over the China operations of an offshore holding company,” please also disclose that the PRC government may intervene or influence your Hong Kong subsidiary’s operations at any time. Make conforming changes to your risk factor disclosures, including but not limited to your risk factors on pages 23 and 24. Please further clarify that any such changes in the PRC regulations could result in a material change in the Company’s operations rather than limiting the scope of the potential impact to your Operating Subsidiaries and China operations of an offshore holding company.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on the cover page, pages 11, 12, 18, 24 and 43 of the Registration Statement to clarify that although we currently do not have operations in Hong Kong, if we decides to operate in Hong Kong in the future, the PRC government may also intervene or influence our Hong Kong subsidiary’s operations at any time, and any such changes in the PRC regulations could result in a material change in the Company’s operations.

Implications of Being an Emerging Growth Company, page 19

3.	As previously requested in comment 6, please disclose your specific election to opt-in to complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply under Section 102(b)(1) of the Sarbanes- Oxley Act of 2002, if correct, and that this election may result in your financial statements not being comparable to companies that comply with public company effective dates. Also address this comment with your risk factor disclosure on page 56.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on pages 19 and 56 of the Registration Statement to specify our election to opt in to exemptions afforded to an emerging growth company, including complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply under Section 102(b)(1) of the Sarbanes- Oxley Act of 2002, and that this election may result in our financial statements not being comparable to other companies that comply with public company effective dates.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer